UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________
SCHEDULE 13D/A
 Under the Securities Exchange Act of 1934
(Amendment No. 1)
DANAOS CORP.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

Y1968P105
(CUSIP Number)
William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
 (212) 506 3740
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
March 22, 2016

 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sphinx Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,221,621*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
16,221,621*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,221,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.78%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maryport Navigation Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,221,621*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,221,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,221,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.78%

14	TYPE OF REPORTING PERSON
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George Economou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,221,621*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,221,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,221,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.78%

14	TYPE OF REPORTING PERSON
IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

        This Schedule 13D/A is being filed by Sphinx Investment Corp. ("Sphinx"), Maryport Navigation Corp. ("Maryport") and George Economou ("Economou," and collectively with Sphinx and Maryport, the "Reporting Persons").  The Reporting Persons may constitute a "group" for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their respective beneficial ownership of the Shares (as defined below).

The purpose of this Amendment No. 1 is to report changes to Item 4 and Item 5 as a result of the Purchase Agreement entered into by Sphinx as described in Item 6.

Item 1. Security and Issuer

This Schedule 13D/A relates to shares of common stock, $0.01 par value per share (the "Shares"), of Danaos Corp., a Marshall Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 2.                            Identity and Background
The following information relates to Sphinx:

(a)                  Name: Sphinx Investment Corp.
(b)                  Place of Organization: Republic of the Marshall Islands

(c)                  Principal Business: Investment of stocks and other securities

Address of Principal Office: c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta

(d & e)	Sphinx has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mare Services Limited ("Mare") of Malta is the sole director of Sphinx.  Mare is a limited liability company organized under the laws of Malta.  Mare has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable

The following information relates to Maryport:

(a)                  Name: Maryport Navigation Corp.

(b)                  Place of Organization: Liberia

(c)	Principal Business: Investment of stocks and other securities; Maryport is also the sole shareholder of Sphinx

Address of Principal Office: c/o Ms Maria Phylactou, Neocleous Building, 199, Arch. Makariou III Avenue, 1076 Limassol, Cyprus

(d & e)	Maryport has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Maria Phylactou of Cyprus is the sole director and officer of Maryport.  Ms. Phylactou is a citizen of Cyprus.  Ms. Phylactou has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable

The following information relates to George Economou:

(a)	Name: George Economou

(b)	Business Address: c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta

(c)	Principal Occupation: Investor and business executive

(d & e)	Mr. Economou has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Greece

Item 3.                            Source and Amount of Funds or Other Consideration
Sphinx purchased an aggregate of 11,471,621 Shares for an aggregate consideration of $42,444,997.70 pursuant to that certain Subscription Agreement, dated as of August 6, 2010 (the "Subscription Agreement"), by and between the Issuer and Sphinx.  The source of funds used by Sphinx to purchase the foregoing Shares is its working capital.
Sphinx purchased an aggregate of 4,750,000 Shares for an aggregate consideration equal to the volume weighted average price of the Issuer's common stock pursuant to a Stock Purchase Agreement, dated as of March 22, 2016 (the "Purchase Agreement"), by and between Sphinx and Radu Financial Holdings Limited, a Marshall Islands corporation.  The source of funds used by Sphinx to purchase the foregoing Shares is its working capital.

Item 4.  Purpose of Transaction
All of the Shares reported herein were acquired for investment purposes, and were acquired without the purpose or effect of changing or influencing control of the Issuer.  The Reporting Persons review on a continuing basis their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer.  Based on such review and depending on the price and availability of the Issuer's securities, the Reporting Persons may from time to time, subject to any legal or contractual restrictions, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.
Item 5.                            Interest in Securities of the Issuer
(a)            As of the date hereof, Sphinx owns, and Maryport and Economou may be deemed beneficial owners of, 16,221,621 Shares, or 14.78% of the outstanding Shares.
(b)            Sphinx has the sole power to vote or direct the vote of 16,221,621 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 16,221,621 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Maryport has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,221,621 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,221,621 Shares.

Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,221,621 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,221,621 Shares.
(c)            See Item 3 above.
(d)            Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)            Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Purchase Agreement is attached hereto as Exhibit B.  Sphinx entered into that certain Subscription Agreement dated as of August 6, 2010 with the Issuer (the "Subscription Agreement"), that certain Registration Rights Agreement dated as of August 6, 2010 (the "Registration Rights Agreement"), and that certain Voting Agreement, dated as of August 6, 2010 (the "Voting Agreement") with Danaos Investments Limited as Trustee of the 883 Trust.  Pursuant to the Voting Agreement, Sphinx has the right to appoint a director to the Issuer's board of directors, and thereafter at each annual or special meeting of stockholders of the Issuer at which the term of such director is scheduled to expire, nominate for election by its stockholders to its board of directors a person designated by Sphinx, provided certain conditions are satisfied.  Sphinx has appointed Mr. George Economou to serve on the Issuer's board of directors.  The full text of the Voting Agreement, the Subscription Agreement, and the Registration Rights Agreement, are incorporated by reference herein.  The Voting Agreement, the Registration Rights Agreement and certain covenants in the Subscription Agreement shall continue to apply to the Shares held by Sphinx after giving effect to the transactions contemplated by the Purchase Agreement.
Except as disclosed in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to item 2 above and (b) any other person.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:                          Joint Filing Agreement between the Reporting Persons

Exhibit B:                          Purchase Agreement

Exhibit C:	Voting Agreement (incorporated by reference to the Schedule 13D filed by the Reporting Persons as of August 12, 2010)

Exhibit D:	Subscription Agreement (incorporated by reference to the Schedule 13D filed by the Reporting Persons as of August 12, 2010)

Exhibit E:	Registration Rights Agreement (incorporated by reference to the Schedule 13D filed by the Reporting Persons as of August 12, 2010)

[SCHEDULE 13D/A SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Clarissa Cefai
Name: Clarissa Cefai
Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Maria Phylactou
Name: Maria Phylactou
Title: Authorized Signatory

/s/ George Economou
George Economou

Dated: March 29, 2016

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated March 29, 2016 relating to the common stock of Danaos Corp. shall be filed on behalf of the undersigned.

[Signature Page Follows]

[SCHEDULE 13D/A JOINT FILING AGREEMENT SIGNATURE PAGE]

SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Clarissa Cefai
Name: Clarissa Cefai
Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Maria Phylactou
Name: Maria Phylactou
Title: Authorized Signatory

/s/ George Economou
George Economou

Dated: March 29, 2016

Exhibit B

PURCHASE AGREEMENT

(See Attached)